



URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111


03024628

Announcement of Exercise Price for Stock Options (Stock Acquisition Rights)

Tokyo, Japan, June 6, 2003 --- CYBIRD Co., Ltd. today announced the exercise price for stock options, which is approved at the meeting of the Board of Directors on May 30, 2003 and we hereby inform you as follows.

1. Date of issuance of stock options: June 9, 2003

2. Total number of stock options: 800

3. Class and number of shares to be issued upon exercise of stock options
   800 of common shares of CYBIRD

4. Amount to be paid upon the exercise of stock option: Per stock option—¥276,334
   (Per share—¥276,334)

   The exercise price was determined based on the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the month of May 2003, rounding up fractions less than one Japanese yen.

5. Aggregate amount of issue price of the shares to be issued upon the exercise of stock options:
   ¥221,067,200

6. Amount by which capital is increased for each common share issued through exercise of stock options:
   ¥138,167 per share

Reference

(1) Date on which the Board of Directors resolved to propose the issue of stock options to the Ordinary General Shareholders' meeting: May 24, 2002

(2) Date on which the issue of stock options was adopted by the Ordinary General Shareholders' meeting: June 27, 2002

(3) Exercise period of stock options: September 1, 2004 to August 31, 2008

(End of document)